ROCKWELL VENTURES INC.
Suite 1020 - 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone No.: (604)684-6365   Fax No.: (604)684-8092

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Take notice that the annual and extraordinary general meeting (the “Meeting”) of Shareholders of Rockwell Ventures Inc. (the “Company”) will be held at 1020 - 800 West Pender Street, Vancouver, British Columbia, on Wednesday December 29, 2004 at 2:00pm, local time, for the following purposes:

A.	Annual General Meeting Matters

1.	To receive the report of the directors of the Company.

2.	To receive and consider the consolidated financial statements of the Company for its fiscal year ended May 31, 2004 and the report of the auditor thereon.

3.	To fix the number of directors at seven (7).

4.	To elect directors of the Company for the ensuing year.

5.	To appoint an auditor of the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration.

B.	Extraordinary General Meeting Matters

1.
Approval of Increase to Authorized Capital- To consider and if thought advisable approve a special resolution to alter the Company’s articles to provide for an authorized capital consisting of an unlimited number of Common shares.

2.
General Authority to Increase Capitalization - To consider and, if thought advisable, approve an ordinary resolution to authorize the board of directors to conclude one or more transactions which could involve the issuance, during the 12 month period following the Meeting, of up to 100% of the total number of shares that are outstanding as at November 29, 2004 (the “Record Date”), subject to regulatory approval and subject to the restrictions set out in the accompanying Information Circular.

3.
Share Option Plan - To consider and, if thought advisable, approve an ordinary resolution to reserve up to 10% of the issued and outstanding common shares of the Company at any time until the next annual general meeting for issuance under a share option plan, subject to regulatory authority and as more particularly set out in the accompanying Information Circular.

C.	General Matters

1.	To consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular and a copy of the Consolidated Financial Statements of Rockwell for the year ended May 31, 2004 accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting.

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the Meeting is requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

A shareholder who plans to attend the Meeting must follow the instructions set out in the form of proxy and in the Information Circular to ensure that such shareholder’s shares will be voted at the Meeting.

Dated at Vancouver, British Columbia, November 29, 2004.

BY ORDER OF THE BOARD

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and Chief Executive Officer